October 22, 2010

To:	J. Nolan McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Precis Health, Inc.
Registration Statement on Form S-1
Filed September 10, 2010
File No.: 333-169305

Dear Mr. McWilliams:

The following are the company’s responses and revisions to its filing pursuant to your letter dated October 8, 2010:

General

1.
Please provide us with any artwork that you intend to use.  The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations.  Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.  Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking, Projects Quarterly Update available at www.sec.gov.

The Registrant has removed the illustration from the front cover of the prospectus.

2.
It appears that the $0.50 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements.  As such, it appears the $0.50 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $0.50 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

Dr. Dolores Kruger has declined to register her shares in the Form S-1 Registration Statement.  As such, the amended registration statement has been revised to remove reference to the resale of Dr. Kruger’s shares throughout.

3.
Since the selling shareholder is an affiliate, it appears she is also a statutory underwriter.  Please revise to clarify this status and add a brief description of the liability consequences of being a statutory underwriter.

As stated in the Registrant’s response to Comment 2, above, reference to the registration and potential resale of Dr. Kruger’s shares have been removed from the amended registration statement.

4.
Please confirm that you will not provide the prospectus to potential purchasers prior to effectiveness of this registration statement.  Because you have included detailed procedures for subscribing and a form of subscription agreement within the prospectus, any access to this document could be deemed an impermissible offer in the absence of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

The Registrant affirms that it will not provide the prospectus to potential purchasers prior to the effectiveness of the registration statement.

2500 S. McGee Drive, Suite 145
Norman, Oklahoma 73072

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

5.	Please revise your narrative to consistently present net losses and other loss figures by use of parenthesis.

The registration statement has been revised, accordingly.

6.
Since you state that you need to raise “at least $187,500” to “establish a base of operations” (see page 42), it is unclear what public policy is served by permitting an offering with no minimum to go effective.  Please advise or restructure the offering.

The Registrant asserts that the disclosure is erroneous and that the Registrant is capable of attempting to execute its business objectives without any proceeds raised in this offering.  The Registrant contends that it has accomplished the following activities despite having raised only $18,850 through sales of its common stock and debt instruments since its inception:

1.	Entered into a Sales and Services Agreement with New Benefits, Ltd., dated March 2, 2010.

2.	Published a fully-functional website at www.PrecisHealth.com.

3.	Created a variety of marketing materials, such as, promotional brochures, sales proposals, independent sales representative agreements and proposals.

Resultantly, the Registrant has revised the disclosure on page 40 of the amended registration statement, as follows:

Our ability to commence operations and generate positive cash flows from operations is significantly dependent upon the proceeds to be raised in this offering to fully implement all phases of our proposed business plan.  In the event we are unable to raise any funds in this offering or if our cost of doing business is substantially higher than we anticipate, we may be forced to delay, curtail or eliminate certain aspects of our plan of operation.  The realization of sales revenues in the next 12 months is important for our plan of operations.  However, we cannot guarantee that we will generate such growth.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to stay in business.

Prospectus cover page

7.	Please revise to clarify that subscriptions are irrevocable.

Such disclosure has been added to the prospectus cover page.

8.
Please provide us with the legal basis for the statement that resale transactions may not take place due to the absence of registration or applicable exemptions.  Consider revising to make your meaning clear.

The Registrant has removed the disclosure.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

Prospectus Summary and Risk Factors, page 4

9.
Please revise the summary to prominently state that you are substantially dependent on the agreement with New Benefits, Ltd. in order to provide your services, that the agreement can be terminated unilaterally by New Benefits with only thirty days notice, and, if true, that you do not currently have another agreement in place in the event New Benefits terminates its agreement with you.  Also, please summarize all material terms of the agreement here.

The Registrant has revised the disclosure on page 4, as follows:

We are development stage company incorporated in the State of Oklahoma on August 12, 2009.  We have not generated any revenues since our inception.  On March 2, 2010, we entered into a Sales and Services Agreement with New Benefits, Ltd., a Discount Medical Plan Organization with a network of healthcare service providers.  As a result of this Agreement, we have the ability to resell the discount healthcare and consumer benefits of New Benefits throughout the United States, with the exception of Vermont, Washinton, D.C. and Puerto Rico.  At this time, however, we are only marketing our discount medical healthcare program in Oklahoma, Texas, Arkansas and Missouri, and have not conducted any marketing or sales activities or pursued any sales leads outside of our immediate geographic region.  The Agreement is in effect for a period of one year and will automatically renew for subsequent one year periods unless and until terminated by us or New Benefits for any reason, at any time, with 30 days notice and without cause or remediation.  We have no other agreements in place to replace or cover the loss of our Agreement with New Benfits.  We are substantially dependent upon our Agreement with New Benefits to provide the services associated with the Fitz Card.  The cessation of, or material change in, such Agreement, or a disruption of our members’ access to New Benefits’ network of PPOs could affect our ability to service and retain our members.

10.	Please reconcile your disclosure in the third sentence of the first paragraph with the fact that you appear to currently only offer your discount card in four states.

Through its Agreement with New Benefits, Ltd., the Registrant has the ability to offer its Fitz Card throughout the United States, with the exception of Vermont, Washinton, D.C. and Puerto Rico.  At this time, however, the Registrant is only marketing its program in OK, TX, AR and MO and has not conducted any marketing or sales activities or pursued any sales leads outside of its immediate geographic region.  The Registrant maintains that as opportunities present themselves for it to expand its geographic reach, the Registrant plans to do so, although there are no specific plans or time frame for such expansion.

The Registrant has updated the disclosure throughout the amended registration statement to reflect the foregoing.

11.	Please revise to state the amount of cash on hand and your monthly burn rate.

The Registrant has revised the disclosure on page 4 to state that “Total cash on hand as of June 30, 2010, was $138.”

There are currently no ongoing monthly expenses incurred by the Registrant with which to calculate a “burn rate;” thus, none is provided.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

12.
Please revise to disclose, if true, that even if you raise the full amount of proceeds in the offering, you will need to raise substantial additional funds to fully realize your business plan.  Revise the risk factor on page 7 in this manner as well.

The disclosures in the Prospectus Summary on page 4, as well as the risk factor on page 7, have been revised to include the following sentence:

Furthermore, even if we are able to raise the full amount of proceeds sought in this public offering, we will require substantial additional funds to fully realize our business objective of expanding our operations throughout the United States.

13.	Please add a section in the summary called New Developments which describes the new health care legislation and the provisions of it which might cause your company to have adverse consequences.

The Registrant concedes that new health care legislation and the provisions of it may affect its operations.  However, the Registrant contends that, as of the date of this letter, no rules or regulations in support of the healthcare act have yet been written and would not be effective until 2014.  Additionally, a number of states are seeking ways to exempt their residents from being subject to the healthcare act or blocking the legislation altogether.  Resultantly, the Registrant is unable to speculate the potential provisions and impact of any such unwritten rules and regulations created from the healthcare act.

Risk Factors, page 6

14.	Please add a risk factor disclosing the risk that negative publicity regarding the medical discount plan industry could adversely affect you. We note your disclosure on page 24.

Reference is made to the Registrant’s response to comment 32, below, in which the Registrant admits the disclosure concerning negative media publicity was made without basis.  The Registrant has removed the statement from the amended registration statement and no corresponding risk factor has been added.

If we are unable to succeed in marketing, page 7

15.
This risk factor as currently written is too general.  Please revise to identify and specifically discuss the risks associated with each of the factors that may affect the marketability of your service.

The Registrant has determined that the risk factor in question is a summary of numerous risk already included in the registration statement.  Therefore, the risk factor has been removed in its entirety.

Our internal controls may be inadequate, page 9

16.
Please revise this risk factor.  If you have undertaken an evaluation of your internal controls, you may attest that your controls are effective or ineffective.  If you have not undertaken an evaluation of your internal controls, so state.

The Registrant has revised the risk factor to denote that it has not undertaken an evaluation of its internal controls.

Change in accounting standards. page 9

17.
Please remove this risk factor as it does not appeal this risk specifically applies to you.  Additionally, it does not appear appropriate to imply that a company's results of operations are positively or negatively affected by application of accounting principles as opposed to the decisions that management makes or whether consumers desire its services.

The Registrant has removed the risk factor disclosure from the amended registration statement.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

Description of Business, page 19

18.
We note that although you appear to have a fully operational website, you have not generated service revenues to date.  Please revise to explain why you have not yet commenced operations.  If there are additional barriers to commencing operations besides your need to raise capital through the offering, please revise to disclose and discuss these barriers.

The Registrant concedes that is has not yet generated any revenues; however, the Registrant has commenced planned principal operations and accomplished the milestones set forth in the Registrant’s response to comment 6, above.  Additionally, the Registrant has initiated its sales efforts and has proposed its wholesale reseller package to a number of prospects, although sales have not yet been realized.  The Registrant affirms that, besides raising capital through the offering, there are no barriers to its ability to continue its operations.

19.
Please substantially expand your disclosure regarding your relationship with New Benefits, Ltd., including the terms of your agreement, and file the Sales and Services Agreement as an exhibit or advise.

The Registrant’s Sales and Services Agreement with New Benefits, Ltd., provides that the Registrant “not disclosure to any third party any of the terms and conditions of this Agreement” as the Agreement is considered by New Benefits, Ltd. to be “proprietary to, and a valuable trade secret of [New Benefits], and any disclosure…will cause irreparable harm to [New Benefits].”  The Agreement provides for wholesale pricing information that, if disclosed, would cause substantial harm to both New Benefits, Ltd. and the Registrant.  Further, the Agreement provides that New Benefits, Ltd. may terminate the Agreement in the event of the disclosure of any of the terms thereof.  In consideration of the foregoing, the Registrant believes it has provided sufficient information in the amended Registration Statement for the public to make an informed investment decision without violating the terms of the Agreement.

The Registrant has revised the disclosure on page 17, to provide detail additional terms of the Agreement, as follows:

On March 2, 2010, we entered into a Sales and Services Agreement with New Benefits, Ltd., whereby we gained access to, and the ability to resell, the discount healthcare and consumer benefits of New Benefits, Ltd.  We purchase certain discount healthcare benefits and other services from New Benefits at a price per user, then repackage and resell those benefits and services under our Fitz Card program at a higher price per user.  There are no other costs directly associated with the Agreement that are to be borne by us.  Through our Agreement with New Benefits, we have the ability to offer our services throughout the United States, with the exception of Vermont, Washinton, D.C. and Puerto Rico.  At this time, however, we are only marketing our discount medical healthcare program in Oklahoma, Texas, Arkansas and Missouri, and have not conducted any marketing or sales activities or pursued any sales leads outside of our immediate geographic region.  The Agreement is in effect for a period of one year and will automatically renew for subsequent one year periods unless terminated by us or New Benefits for any reason.  This Agreement was made in the ordinary course of a business similar to that which we are seeking to establish ourselves and may be cancelled at any time with 30 days written notice, without cause and no penalties.

20.
In this regard, please substantially revise to explain in detail your business model, including how you generate revenues from the sale of memberships and what costs you will incur to provide your services.  These revisions will aid investors seeking to understand how you intend to develop a profitable business.

The Registrant has revised the disclosure on page 17 of the amended registration statement, in part, as follows:

We purchase certain discount healthcare benefits and other services from New Benefits at a price per user, then repackage and resell those benefits and services under our Fitz Card program at a higher price per user.  There are no other costs directly associated with the Agreement that are to be borne by us.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

21.	Please revise to discuss your intellectual property, including patents, trademarks, and royalty agreements, or advise. Refer to Item 102(h)(4)(vii) of Regulation S-K.

The Registrant has no patents, trademarks, royalty agreements, or other intellectual property.

Principal Services and Principal Markets, page 20

22.	Please delete the last sentence of the first paragraph on page 21 as it does not appear you directly compete with these companies at this point in your history.

The sentence in question, “Cigna and Aetna also operate their own DMPOs,” does not, and is not intended to, suggest the Registrant competes with these companies at this time.  Rather, the disclosure supplements the content of the paragraph, as a whole, which sets forth operators of DMPOs.  The Registrant is a reseller of DMPO benefits and is not and has no intention to become a DMPO owner or operator.

23.
Please provide us with support for your belief that the “Fitz Card program provides the benefit of allowing members to make purchase decisions on a more informed, efficient, and convenient basis through access to the information services, discounted produces and services and other types of assistance offered by such plans.”

The Registrant has revised the disclosure on page 19, as follows:

We believe the Fitz Card program provides the benefit of allowing members to make purchase decisions on a more informed, efficient and convenient basis through access to the information services, discounted produces and services and other types of assistance offered by such plans.  Users of the Fitz Card, and other discount medical plans, pay us for access to discounted healthcare rates charged by providers.  Therefore, prior to seeking medical care or engaging in a medical procedure, Fitz Card members are able to secure a direct quote for the services they seek and are able to make an informed purchase decision.  Conversely, with traditional medical insurance most healthcare costs are unspecified until the medical practitioner bills the insurance company.  The insurance company reviews the costs and passes along any excess or “uncovered” portion to the patient, often weeks or months after the procedure is over and too late to make a decision to whether to have to procedure done in the first place.

24.
Please revise to disclose the percentage of revenues you expect to come from wholesale programs and retail programs.  If you expect sales of wholesale programs to comprise a substantial percentage of your revenues, add a risk factor disclosing the risk that this service mix may negatively impact your profit margin.

The Registrant represents that it is currently unable to estimate the percentage of revenues that may or may not be generated by its product mix of wholesale and retail sales, as there is no historical data upon which to base such estimate.  The Registrant asserts that wholesale sales shall not serve to negatively impact profit margin, as the Registrant is currently not generating any revenues.  The mix of wholesale and retail revenues are beneficial, as opposed to negative.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

25.
Please revise to explain what the 10% to 40% savings at physician offices and hospitals means.  Clarify whether it is a discount from what the same doctor or hospital would charge or a discount from what the kind of doctor or hospital which does not need to sell discounted service would charge.

The Registrant has revised the disclosure on page 18, as follows:

Healthcare providers have their standard service rates they bill to patients, whether or not they are covered by insurance.  If patients pay with cash, they pay a rate not discounted or influenced by an insurance carrier or DMPO.  Insurance companies and DMPOs have pre-negotiated rates they will accept from providers, called the “In-Network” rates, which are discounted from the standard billing rates.  Fitz Card holders are granted savings off the standard rates charged by healthcare practitioners and product suppliers afforded by our Agreement with New Benefits, a DMPO.

26.	Since many people without health insurance go to emergency rooms when they need medical service, please revise to compare your packages to that or tell us why that is not appropriate.

The Registrant asserts that the Fitz Card provides discounts at participating doctors and hospitals, including emergency rooms or acute care centers.  Thus, a Fitz Card holder would receive discounted rates for the services received.  In the event a patient visits the ER without insurance or the Fitz Card, he or she would be required to pay the full standard billing rates for that ER at the time of service.

Industry Background, page 23

27.
We note that although you only operate in four states for the foreseeable future, you provide market data for the U.S. as a whole.  Please revise to include a discussion of the market you reasonably expect to offer services in.

The Registrant contends that it is able to operate throughout the United States, with certain exceptions.  The current geographic limitation to four states is merely a list of where the Registrant has historically focused its sales efforts, and is not indicative of the underlying capabilities of the Registrant.  The Registrant asserts that if an opportunity presents itself to market the Fitz Card program in Florida, for instance, the Registrant is prepared to pursue such opportunity without hesitation.  Therefore, the Registrant believes that the market data presented is indicative of the market it serves and a more narrow focus would be detrimental to a potential investor’s ability to understand the Registrant’s target market.

28.	Please revise to substantiate your statements in the first three sentences of the third paragraph or delete.

The Registrant has revised the disclosure on page 21, as follows:

According to the US Bureau of Labor Statistics, there were approximately 14.8 million unemployed Americans during September 2010, and the unemployment rate stood at 9.6%.  Comparatively, in September 2008, there were about 9.5 million unemployed citizens, with an unemployment rate of 6.1%.  The number and share of people without health insurance are doubtless higher now than in 2008, since the unemployment rate has grown substantially and most people who have lost their jobs also lost their employer-provided health insurance.  In the short term, some families losing their jobs and health insurance may become eligible for Medicaid or qualify for other assistance, such as temporary COBRA subsidies for formerly employed workers, which the recovery act temporarily strengthened.  But, the long-term decline in private coverage is likely to continue to drive up the number and percentage of uninsured.  The report also cited that the Congressional Budget Office projected that the number of uninsured would continue to rise and reach 54 million by 2019.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

29.
It appears that if recent health care reform is successful at decreasing the number of uninsured or underinsured this could materially affect your business plan.  If true, please revise this section and your risk factor disclosure accordingly.

The Registrant does not agree with the Commission’s assessment of the impact of the at-large health care reform proposals.  It is the Registrant’s understanding that, as currently written in the healthcare act, the various state groups (“exchanges”) mandated thereunder will be required to have two components: (1) DMPO discounted savings plan and (2) traditional insurance coverage.  Resultantly, the Registrant believes the mandate will create the opportunity for the Registrant to partner with the state exchanges, positively impacting our operations.  However, the Registrant contends that, as of the date of this letter, no rules or regulations in support of the healthcare act have yet been written and would not be effective until 2014 and the Registrant is unable to speculate whether the aforementioned provisions will actually be implemented.

30.
Please advise what consideration you have given to adding a risk factor disclosing the risks associated with the current economic downturn, as it appears that your target customers may be vulnerable to loss of disposable income during recessions and therefore may not be able to afford membership in your plan.

The Registrant contends that a continued economic downturn would be beneficial to the Registrant for the following reasons:

1.
Increasing jobless citizens would rely upon COBRA for a short period of time to cover their healthcare needs.  However, upon expiration of COBRA benefits, or the inability to afford such, would lead citizens to seek alternative healthcare options, including discount medical plans, such as those provided by the Registrant.

2.
Reductions in disposable income may lead employees to reconsider deductions from their paychecks, including, but not limited to, retirement funding, number of deductions taken on W-4s, disability insurance, college savings and health coverage.  In the event an employee reduces or eliminates healthcare costs, discount medical plans such as that provided by the Registrant, become attractive alternatives.

Government Regulation. page 24

31.
Please revise to discuss the specific regulatory requirements of the states where you do business and disclose whether you are in compliance with these requirements.  If you are not, please revise to include a timeline of when you expect to be in full compliance.  Make similar disclosure for the federal and local requirements.

The Registrant has revised the disclosure on page 22, as follows:

Our operations are subject to various federal, state and local requirements which affect businesses generally, including taxes, postal regulations, business licensing requirements and labor laws, as well as laws which regulate discount medical plans.  Our discount medical plans are not insurance and do not subject us to regulation as an insurance company or a seller of insurance.  However, regulations in certain states currently regulate or restrict the offering of these programs.  There are currently thirty-two states with legislation governing discount medical plans, of those twenty-one require a registration or license.  One state requires companies that private label discount medical products to secure an independent license or registration.  The vast majority of these rules apply directly to Discount Medical Plan Organizations, such as New Benefits, not resellers of DMPO benefits, like us.  However, we are committed to compliance with all applicable laws, regulations, requirements and guidelines in those states in which we offer our discount medical programs, and we believe that we are in compliance, to the extent that we may be so required.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

32.	Please revise to explain the basis of your belief that “[t]he medical discount plan industry is especially susceptible to charges by the media of regulatory non-compliance and unfair dealing.

The statement was made without basis; thus, the Registrant has removed such from the amended registration statement.

Description of Property, page 24

33.	Please reconcile your disclosure that office space is provided to you free of charge with disclosure in note 3 to the financial statement that you have recorded prepaid rent expense.

The Registrant insists that its office space is being provided free of charge.  The Registrant is currently renting storage space at a rate of $163 and for which a three month deposit was paid.  The storage space is being rented on a month-to-month basis after the initial three month period elapses.

Background of Directors, Executive Officers, Promoters, and Control Persons, page 44

34.
Please revise Paul Kruger's biography in delete references to companies' ticker symbols.  Also revise to delete the information about the business history of the earlier companies beyond a brief phrase describing their business activity.

The registration statement has been revised, accordingly.

Certain Relationships and Related Party Transactions, page 48

35.	Please file the loan agreements with Janet Kruger and Paul Kruger and the consulting agreement with Precis Sleep as exhibits to your amended registration statement or advise.

The Registrant attests that the loans from Janet Kruger and Paul Kruger were made without documentation.  The loans are due on demand and bear no interest.

The Registrant attests that the consulting fee paid to Precis Sleep was a one-time fee, no additional services are to be provided and no agreement exists.

Exhibit 99.1

For comments numbered 36 through 39, the Registrant has removed the previously filed subscription agreement and resubmitted the amended registration statement with a new subscription agreement.

36.
We note that a number of the provisions in the subscription agreement appear to contemplate that this offering will involve only accredited investors or otherwise be a private offering.  As such, it does not appear that these provisions are applicable to your public offering.  Please revise nr advise

37.
Refer to paragraphs 2.1, 7.1, 7.2, 7.3, and 7.7.  Please note that representations and warranties regarding the purchaser's opportunity to verify the information contained in the prospectus are inappropriate.  If there is additional material information about the investment, please put it in the prospectus.  Accordingly, please delete these paragraphs.

38.	Please delete paragraphs 7.11 and 8.7 as these are inappropriate representations for an investor in a public offering.

39.
Refer to paragraph 7.14.  Please note that an agreement by the purchaser to indemnify and hold harmless the company and its officers, directors, employees and agents is inappropriate, -and in our view, contrary to public policy.  Accordingly, please delete this paragraph.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
October 22, 2010

Other

40.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant is prepared to update its financial statements, in accordance with Rule 3-12(g)(1)(ii), if required.

41.	Amendments should contain currently dated accountants' consents. Manually signed consents should he kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Registrant has included an updated consent from its independent principal accounting firm with the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Paul A. Kruger

Paul A. Kruger
President and CEO
Precis Health, Inc.

Enclosures